CUSIP No. 419352-10-9                                         Page 1 of 31 Pages







                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               HAVEN BANCORP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   419352-10-9
                                 (CUSIP Number)

                               Phillip M. Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-2549
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 25, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 419352-10-9                                         Page 2 of 31 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Financial Edge Fund, L.P.

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6        Citizenship or Place of Organization
                  Delaware

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        463,200 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    463,200 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  463,200 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  5.2%

14       Type of Reporting Person
                  PN

CUSIP No. 419352-10-9                                         Page 3 of 31 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Financial Edge - Strategic Fund, L.P.

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6        Citizenship or Place of Organization
                  Delaware

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        463,200 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    463,200 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  463,200 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  5.2%

14       Type of Reporting Person
                  PN

CUSIP No. 419352-10-9                                         Page 4 of 31 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  John W. Palmer

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6        Citizenship or Place of Organization
                  United States of America

                           7        Sole Voting Power
                                    6,000 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        463,200 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         6,000 shares

                           10       Shared Dispositive Power
                                    463,200 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  469,200 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  5.2%

14       Type of Reporting Person
                  IN

CUSIP No. 419352-10-9                                         Page 5 of 31 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Richard J. Lashley

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6        Citizenship or Place of Organization
                  United States of America

                           7        Sole Voting Power
                                    4,500 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        466,200 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         4,500 shares

                           10       Shared Dispositive Power
                                    466,200 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  470,700 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  5.2%

14       Type of Reporting Person
                  IN

CUSIP No. 419352-10-9                                         Page 6 of 31 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Irving Smokler

2        Check The Appropriate Box If a Member of a Group                (a)[X]
                                                                         (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6        Citizenship or Place of Organization
                  United States of America

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        65,200 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0  shares

                           10       Shared Dispositive Power
                                    65,200 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  65,200 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  0.7%

14       Type of Reporting Person
                  IN

CUSIP No. 419352-10-9                                         Page 7 of 31 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Beth Lashley

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:   PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6        Citizenship or Place of Organization
                  United States of America

                           7        Sole Voting Power
                                    0  shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        3,000 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    3,000 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  3,000 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  0.1%

14       Type of Reporting Person
                  IN

CUSIP No. 419352-10-9                                         Page 8 of 31 Pages

Item 1.  Security and Issuer

         This Schedule 13D is being filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"), Financial Edge - Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic"), Irving Smokler, John W. Palmer, Richard J. Lashley and Beth Lashley (collectively, the "Group") and relates to the common stock, $.01 par value ("Common Stock"), of Haven Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 615 Merrick Avenue, Westbury, New York 11590. The joint filing agreement of the members of the Group is filed herewith as Exhibit 1.

Item 2.  Identity and Background

         (a)-(c) This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by Mr. Palmer and Mr. Lashley, including (i) shares of Common Stock held in their names and/or their spouses and minor children, (ii) shares of Common Stock held in the name of Dr. Smokler and (iii) shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer's and Mr. Lashley's capacities as the general partners of PL Capital, LLC, a Delaware limited liability company ("PL Capital"), the general partner of Financial Edge Fund and Financial Edge Strategic. The business address of Mr. Palmer and Mr. Lashley is 2015 Spring Road, Suite 290, Oak Brook, Illinois 60523. Mr. Palmer and Mr. Lashley serve as the Managing Members of PL Capital, which is the General Partner of Financial Edge Fund and Financial Edge Strategic. The principal employment of Mr. Palmer and Mr. Lashley is investment management.

         Dr. Irving Smokler is filing this statement with respect to the shares of Common Stock beneficially owned by Dr. Smokler. Dr. Smokler's principal employment is real estate investment; his business address is 505 East Huron, Suite 303, Ann Arbor, Michigan 48104.

         Ms. Lashley is filing this statement with respect to the shares of Common Stock beneficially owned by Ms. Lashley. Ms. Lashley is not employed; her address is c/o PL Capital, LLC, 2015 Spring Road, Suite 290, Oak Brook, Illinois 60523.

     (d) During the past five years, no member of the Group been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, no member of the Group (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) All of the individuals who are members of the Group are citizens of the United States.

CUSIP No. 419352-10-9                                         Page 9 of 31 Pages

Item 3.  Source and Amount of Funds or Other Consideration

         The amount of funds expended to date by Financial Edge Fund to acquire the 367,500 shares of Common Stock it holds in its name is $6,089,800. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

         The amount of funds expended to date by Financial Edge Strategic to acquire the 30,500 shares of Common Stock it holds in its name is $439,900. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

         The amount of funds expended to date by Mr. Palmer to acquire the 6,000 shares of Common Stock he holds in his name is $77,196. Such funds were provided from Mr. Palmer's personal funds.

         The amount of funds expended to date by Mr. Lashley to acquire the 4,500 shares of Common Stock he holds in his name (including shares held in a custodian account for Mr. Lashley's minor daughter) is $61,580. Such funds were provided from Mr. Lashley's personal funds.

         The amount of funds expended to date by Dr. Smokler to acquire the 65,200 shares he holds in his name is $934,300. Such funds were provided in part from Dr. Smokler's personal funds and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

         The amount of funds expended to date by Ms. Lashley to acquire the 3,000 shares of Common Stock she holds in her name is $37,900. Such funds were provided from Ms. Lashley's IRA account held at Bear Stearns.

         All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns were made in margin transactions on Bear Stearns' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of Transaction

         The purpose of the acquisition of the shares of Common Stock by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group expects to actively assert shareholder rights, in

CUSIP No. 419352-10-9                                        Page 10 of 31 Pages


the manner described below, with the intent to influence the policies of the Issuer. The members of the Group have and will continue pursue discussions with management to maximize short and long-term value for shareholders.

         By letter dated June 16, 1999, Mr. Lashley requested that the Issuer increase the size of the Issuer's Board of Directors and proposed that he be nominated to fill the new position. A copy of that letter is attached as Exhibit
2. By letter dated June 28, 1999, the Issuer informed Mr. Lashley of its refusal to increase the size of the Board of Directors. A copy of that letter is attached as Exhibit 3. By letter dated July 28, 1999, Messrs. Lashley and Palmer reiterated to the Issuer their desire to add Mr. Lashley to the Issuer's Board and of their intention to explore all available options to obtain representation on the Board. That letter also criticized Haven's performance, particularly the results for the second quarter of 1999. That letter also stated the Group's belief that the only way for Haven to maximize the potential of its franchise is to seek a sale to a larger bank or thrift. A copy of that letter is attached as
Exhibit 4. A copy of the Issuer's response to that letter, informing Messrs. Palmer and Lashley that the Issuer will discuss the contents of the July 28 letter at its next meeting of the Board of Directors, is attached as Exhibit 5.

         By letter dated August 16, 1999, attached as Exhibit 6, Messrs. Palmer and Lashley called the Issuer's Board of Director's and Management's attention to the announced acquisition of JSB Financial, Inc. (a Long Island, New York thrift that operates in the same market area as Haven's eight traditional branches) by North Fork Bancorporation, Inc. for a 17.5% deposit premium. Applying this premium to ONLY Haven's approximate $1.24 billion of deposits within its eight traditional branches would equate to a value of $36.50 per outstanding common share. Additionally, applying the same premium to ALL of Haven's deposits, which would include approximately an additional $700 million of supermarket deposits, would result in a value of $50.25 per outstanding common share. Additionally, Messrs. Palmer and Lashley cited an August 10, 1999 American Banker article which cited a research report from Mr. Thomas R. Hain, a thrift analyst with Lehman Brothers & Co., which stated "The deposits of $2.6 Billion - asset New York - based Haven Bancorp are worth $36.93 ...". By this letter Messrs. Palmer and Lashley requested Haven's Board of Directors review their fiduciary duty to explore a merger transaction in the near term. They also recommended Haven hire an independent, qualified investment banking firm as soon as practical to explore all of Haven's strategic options.

         By letter dated August 30, 1999, Messrs. Lashley and Palmer encouraged the Issuer's Board of Directors to contact the Issuer's shareholders to determine whether the shareholders support the sale of the Issuer. A copy of that letter is attached as Exhibit 7.

         If the Issuer's Board does not choose to add Mr. Lashley to the Board of Directors in the near future, members of the Group intend to explore all of their available options to obtain representation on the Issuer's Board, including seeking election to the Board of Directors by shareholders at the Issuer's next scheduled annual meeting.

         The members of the Group plan to take a number of actions in order to insure that the Issuer and its Board of Directors weigh shareholder interests appropriately in

CUSIP No. 419352-10-9                                        Page 11 of 31 Pages

determining the Issuer's future. The members of the Group plan to communicate and discuss its views with other shareholders of the Issuer and members of the Board of Directors. The members of the Group may communicate with financial institutions concerning their interests in possibly acquiring the Issuer. They may retain an investment banker to help evaluate their options or to solicit interest and/or bids from potential acquirors. The members of the Group may make proposals to the Board of Directors (including with regard to a possible sale of the Issuer), seek representation on the Board of Directors, and solicit proxies or written consents from other shareholders of the Issuer with respect to board representation or proposals for shareholder action.

         The members of the Group may make further purchases of shares of Common Stock. The Group may dispose of any or all of the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this
Schedule 13D, no member of the Group has any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item 4 of Schedule 13D. Such entities may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.


Item 5.  Interest in Securities of the Issuer

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 8,960,357 reported on the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 1999. As of the close of business on August 30, 1999, the Group owned beneficially an aggregate of 476,700 shares of the Issuer's Common Stock. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)      Financial Edge Fund

         (a)      Aggregate  number  of  shares  beneficially   owned:   463,200
                  Percentage: 5.2%

         (b)      1. Sole power to vote or to direct vote: 0
                  2. Shared power to vote or to direct vote: 463,200
                  3. Sole power to dispose or to direct the disposition: 0
                  4. Shared power to dispose or to direct disposition: 463,200

         (c) On July 21, 1999, Financial Edge Fund purchased 5,000 shares of Common Stock at a price of $15.63 per share for a total cost of $78,125. On July 22, Financial Edge Fund purchased 7,500 shares of Common Stock at a price of $16.00 per share for a total cost of $120,025. On August 25, Financial Edge Fund purchased 4,000 shares of Common Stock at a price of $16.50 per share for a total cost of $66,025. On August 26, Financial Edge Fund purchased 6,000 shares of Common Stock at a price of $16.50 per share for a total cost of

CUSIP No. 419352-10-9                                        Page 12 of 31 Pages

                  $99,025. On August 30, Financial Edge Fund purchased 3,000 shares of Common Stock at a price of $16.70 per share for a total cost of $50,087.


         (d) Because they are the Managing Members of PL Capital, which is the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)      Financial Edge Strategic

         (a)      Aggregate  number  of  shares  beneficially   owned:   463,200
                  Percentage: 5.2%

         (b)      1. Sole power to vote or to direct  vote: 0
                  2. Shared power to vote or to direct vote: 463,200
                  3. Sole power to dispose or to direct the disposition: 0
                  4. Shared power to dispose or to direct disposition: 463,200

         (c) On July 20, 1999, Financial Edge Strategic purchased 1,100 shares of Common Stock at a price of $15.75 per share for a total cost of $17,325. On July 21, 1999, Financial Edge Strategic purchased 3,900 shares of Common at a price of $15.75 per share for a total cost of $61,425. On August 25, 1999, Financial Edge Strategic purchased 2,000 shares of Common at a price of $16.50 per share for a total cost of $32,975. On August 27, 1999, Financial Edge Strategic purchased 500 shares of Common at a price of $16.56 per share for a total cost of $8,280. On August 30, 1999, Financial Edge Strategic purchased 8,500 shares of Common at a price of $16.64 per share for a total cost of $141,430.


         (d) Because they are the Managing Members of PL Capital, which is the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)      Mr. John Palmer

         (a)      Aggregate number of shares beneficially owned: 469,200
                  Percentage:  5.2%

CUSIP No. 419352-10-9                                        Page 13 of 31 Pages


         (b)      1. Sole power to vote or to direct vote: 6,000
                  2. Shared power to vote or to direct vote: 463,200
                  3. Sole power to dispose or to direct the disposition: 6,000
                  4. Shared power to dispose or to direct disposition: 463,200

         (c)      None.

(D)      Mr. Richard Lashley

         (a)      Aggregate  number  of  shares  beneficially   owned:   470,700
                  Percentage: 5.2%

         (b)      1. Sole power to vote or to direct vote: 4,500
                  2. Shared power to vote or to direct vote: 466,200
                  3. Sole power to dispose or to direct the disposition: 4,500
                  4. Shared power to dispose or to direct disposition: 466,200

         (c) On August 27, 1999, Mr. Lashley purchased 1,000 shares of Common at a price of $16.66 per share for a total cost of $16,650.


 (E)     Dr. Irving Smokler

         (a)      Aggregate number of shares beneficially owned: 65,200
                  Percentage:  0.7%

         (b)      1. Sole power to vote or to direct  vote: 0
                  2. Shared power to vote or to direct vote: 65,200
                  3. Sole power to dispose or to direct the disposition: 0
                  4. Shared power to dispose or to direct disposition: 65,200

         (c) On July 16, 1999, Dr. Smokler purchased 5,000 shares of Common Stock at a price of $16.00 per share for a total cost of $80,000. On August 18, 1999, Dr. Smokler purchased 500 shares of Common Stock at a price of $15.69 per share for a total cost of $7,850. On August 27, 1999, Dr. Smokler purchased 3,100 shares of Common Stock at a price of $16.53 per share for a total cost of $51,230. On August 30, 1999, Dr. Smokler purchased 4,000 shares of Common Stock at a price of $16.56 per share for a total cost of $66,250.

         (d) Pursuant to an Operating Agreement dated April 29, 1999 between Dr. Smokler and PL Capital, Dr. Smokler has made certain agreements regarding Common Stock with PL Capital and its managing members, Mr. Palmer and Mr. Lashley. Because of this arrangement, PL Capital and its managing members are deemed to share voting and disposition power with Dr. Smokler with regard to those shares of Common Stock.

CUSIP No. 419352-10-9                                        Page 14 of 31 Pages

(F)      Ms. Beth Lashley

         (a)      Aggregate number of shares beneficially owned: 3,000
                  Percentage:  0.1%

         (b)      1. Sole power to vote or to direct  vote: 0
                  2. Shared power to vote or to direct vote: 3,000
                  3. Sole power to dispose or to direct the disposition: 0
                  4. Shared power to dispose or to direct disposition: 3,000

         (c)      None.

         (d) Ms. Lashley shares with Mr. Lashley the power to direct the disposition of the shares of Common Stock beneficially owned by Ms. Lashley, pursuant to a trading authorization granted by Ms. Lashley to Mr. Lashley for her account with Bear Stearns, under that company's usual terms and conditions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, except for sharing of profits. PL Capital and Dr. Smokler have entered into an Investment Partnership Agreement which allocates to PL Capital a portion of any realized profit with respect to the shares owned by Dr. Smokler. PL Capital, as General Partner of the Financial Edge Fund and Financial Edge Strategic, is entitled to receive an allocation of profits with respect to the shares owned by those partnerships.


Item 7.  Material to be Filed as Exhibits

         No.      Description
         ---      -----------
         1        Joint Filing Agreement
         2        Letter from Mr. Lashley to Haven Bancorp, dated June 16, 1999.
         3        Letter from Haven Bancorp to Mr. Lashley, dated June 28, 1999.
         4        Letter from Messrs. Lashley and Palmer to Haven Bancorp, dated
                  July 28, 1999.
         5        Letter from Haven Bancorp to PL Capital,  LLC,  dated July 30,
                  1999.
         6        Letter from Messrs. Lashley and Palmer to Haven Bancorp, dated
                  August 16, 1999.
         7        Letter from Messrs. Lashley and Palmer to Haven Bancorp, dated
                  August 30, 1999.

CUSIP No. 419352-10-9                                        Page 15 of 31 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    August 30, 1999

                                  FINANCIAL EDGE FUND, L.P.

                                  By:   PL CAPITAL, LLC
                                        General Partner

                                  By:      /s/ John Palmer   /s/ Richard Lashley
                                           John Palmer       Richard Lashley
                                           Managing Member   Managing Member




                                  FINANCIAL EDGE - STRATEGIC FUND, L.P.

                                  By:   PL CAPITAL, LLC
                                        General Partner

                                  By:      /s/ John Palmer   /s/ Richard Lashley
                                           John Palmer       Richard Lashley
                                           Managing Member   Managing Member




By:      /s/ John Palmer                   By:      /s/ Richard Lashley
          John Palmer                                Richard Lashley




By:      /s/ Irving Smokler                By:      /s/ Beth Lashley
         Dr. Irving Smokler                         Beth Lashley